

December 9, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: NEOS ETF Trust
        Issuer CIK: 0001848758
        Issuer File Number: 333-253997 / 811-23645
        Form Type: 8-A12B
        Filing Date: December 9, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the NEOS Long/Short Equity Income ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications